Arcturus Therapeutics Appoints Andrew Sassine as Interim Chief Financial Officer

San Diego, Calif., Aug. 28, 2018 – Arcturus Therapeutics Ltd. (NASDAQ: ARCT), a leading RNA medicines company, today announced that it has appointed Andrew Sassine as Interim Chief Financial Officer (CFO), effective August 24, 2018. Mr. Sassine has served on Arcturus’ Board of Directors since May 2018 and will continue to serve on Arcturus’ Board of Directors. The Company has initiated a search for a permanent CFO.

“In a short period of time since joining our Board in May, Andy has made significant contributions toward the financial stewardship of Arcturus – I am very pleased to have him join our leadership team in this interim, but important role,” said Joseph Payne, President & CEO of Arcturus Therapeutics. “Andy’s extensive experience providing guidance and strategic counsel to life sciences management teams and boards, coupled with his successful track record as a highly regarded fund manager and analyst, will serve us well as we seek to efficiently advance our portfolio of RNA therapeutics, while prudently managing our financial resources. I look forward to working with Andy as we continue the search for the ideal permanent CFO.”

“I am delighted to work with Joseph Payne and the Arcturus team during this critical transitional period,” said Mr. Sassine. “I strongly believe in Arcturus’ lipid-mediated drug delivery technology potential, and am eager to help set the Company on a course to achieve long-term success, to the benefit of patients and shareholders alike.”

In addition to serving on the Arcturus board, Mr. Sassine serves on the boards of iCAD, Inc. (NASDAQ: ICAD), a provider of advanced image analysis, workflow solutions and radiation therapy for the early detection and treatment of cancer, and Gemphire Therapeutics (NASDAQ: GEMP), a clinical-stage biopharma company focused on therapies for the treatment of dyslipidemia. He also serves as Chairman of the Board of privately-held ComHear Inc., a digital audio software and device company. Mr. Sassine previously served on the board of Acorn Energy, Inc., CNS Response, Inc. and FluoroPharma Medical, Inc. Earlier in his career, Mr. Sassine served in various positions at Fidelity Investments from 1999 to 2012, most recently as portfolio manager. Mr. Sassine received a B.A. from the University of Iowa in 1987 and an M.B.A. from the Wharton School at the University of Pennsylvania in 1993.

About Arcturus Therapeutics Ltd.

Founded in 2013 and based in San Diego, California, Arcturus Therapeutics Ltd. (NASDAQ: ARCT) is an RNA medicines company with enabling technologies – UNA Oligomer chemistry and LUNAR® lipid-mediated delivery. Arcturus’ diverse pipeline of RNA therapeutics includes programs pursuing rare diseases, Hepatitis B, non-alcoholic steatohepatitis (NASH), cystic fibrosis, and vaccines. Arcturus’ versatile RNA therapeutics platforms can be applied toward multiple types of RNA medicines including small interfering RNA, messenger RNA, replicon RNA, antisense RNA, microRNA and gene editing therapeutics. Arcturus owns LUNAR lipid-mediated delivery and Unlocked Nucleomonomer Agent (UNA) technology including UNA Oligomers, which are covered by its extensive patent portfolio (140 patents and patent applications, issued in the U.S., Europe, Japan, China and other countries). Arcturus’ proprietary UNA technology can be used to target individual genes in the human genome, as well as viral genes, and other species for therapeutic purposes. Arcturus’ commitment to the development of novel RNA therapeutics has led to partnerships with Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Ultragenyx Pharmaceutical, Inc., Takeda Pharmaceutical Company Limited, Synthetic Genomics Inc., CureVac AG and Cystic Fibrosis Foundation Therapeutics Inc. For more information, visit www.Arcturusrx.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, collaborations, future financial position, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding Arcturus appointment of an interim Chief Financial Officer. Arcturus may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements and you should not place undue reliance on such forward-looking statements. Actual results and performance could differ materially from those projected in any forward-looking statements as a result of many factors, including without limitation, an inability to develop and market product candidates. Such statements are based on management’s current expectations and involve risks and uncertainties, including those discussed under the heading “Risk Factors” in Arcturus’ Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on May 14, 2018 and in subsequent filings with, or submissions to, the SEC. Except as otherwise required by law, Arcturus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Contacts

Neda Safarzadeh

Arcturus Therapeutics Ltd.

(858) 900-2682

IR@ArcturusRx.com

Arcturus Investor Contacts

Michael Wood

LifeSci Advisors LLC

(646) 597-6979

mwood@lifesciadvisors.com